Room 4561

July1, 2009

Mark V. Hurd
President and Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

> **Re:** **Hewlett-Packard Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed December 18, 2008**
> **File no. 001-04423**

Dear Mr. Hurd:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief